Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
FOR IMMEDIATE RELEASE	foberdieck@aercap.com

AerCap Holdings N.V. Reports First Quarter 2009 Financial Results

Amsterdam, Netherlands; May 7, 2009 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the first quarter ended March 31, 2009.

First Quarter 2009 Highlights

•                  First quarter 2009 net income was $30.0 million, compared with net income of $50.9 million for the same period in 2008. First quarter 2009 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $31.5 million, compared with $59.9 million in first quarter 2008 on the same basis. The decrease in net income was largely due to lower income from the sale of assets in first quarter 2009 as compared to first quarter 2008.

•                  First quarter 2009 basic and diluted earnings per share were $0.35. First quarter 2009 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $0.37.

•                  Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps, was $112.5 million in first quarter 2009 compared to $85.6 million in first quarter 2008, an increase of 31%. This measure reflects the increase in leasing income.

•                  Total revenue for the first quarter 2009 was $208.5 million, compared to $294.5 million for the same period in 2008. The decrease was mainly due to lower aircraft sales revenue.

•                  Sales revenue for the first quarter 2009 was $41.7 million, compared to $142.5 million for the same period in 2008, and was generated from the sale of four engines and parts inventory.

•                  Total assets were $5.8 billion at March 31, 2009, an increase of 26% over total assets of $4.6 billion at March 31, 2008.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2009 are $1.8 billion, of which $0.3 billion closed in first quarter 2009.

First Quarter 2009 Financing Highlights

•                  In first quarter 2009, AerCap closed debt facilities for $106 million with two European financial institutions to finance the pre-delivery payments in connection with the delivery of four A 330 aircraft pursuant to a purchase agreement signed with Airbus in December 2006.

•                  In March 2009, AerVenture signed a $846 million export credit facility with a syndicate of commercial banks led by Calyon S.A. to finance up to 20 Airbus A 320 aircraft. Repayment under the credit facility is guaranteed by the European Export Credit Agencies.

Klaus Heinemann, CEO of AerCap, commented: “The first quarter of 2009 has been the most challenging environment the Company has encountered since the post 9/11 recession and the impact of the SARS epidemic early this decade. Against this background, we are highly satisfied that we closed the first quarter with a solid profit and a record increase of our leasing net spread, the core measure for our lease portfolio performance. The business activities for both our new leases and our aircraft sales have picked up materially since late March. We are confident that we will be able to show renewed aircraft trading activity during the remaining quarters of 2009 based on existing contracts and ongoing sales activities.”

Klaus Heinemann added: “Through our own cash reserves we successfully bridged the inability of our AerVenture joint venture partner to make required equity contributions in March. We are currently in advanced discussions with several parties to find a permanent solution during the second quarter.”

AerCap’s CFO, Keith Helming, said: “We are very pleased with our first quarter results, notwithstanding lower asset sale income and the charges incurred in the first quarter related to 2008 lease defaults. Our net spread income increased more than the growth in lease assets, which indicates continued improvement in the quality of our reported earnings. Also during the quarter, we secured $952 million of new funding facilities, part of which completed the financing requirement for the AerVenture A 320 aircraft order. These successful financings demonstrate our ongoing ability to tap diverse financing sources to meet our capital needs, despite challenging market conditions throughout the world.”

Summary of Financial Results

AerCap recorded a first quarter 2009 net income of $30.0 million or $0.35 earnings per basic and diluted share. Included in the first quarter 2009 net income amount were charges relating to the mark-to-market of interest rate caps and share-based compensation of $1.5 million or $0.02 per basic and diluted share, net of tax. The after-tax charge relating to the mark-to-market of our interest rate caps was $0.7 million and the after-tax charge from share-based compensation was $0.8 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended
	March 31,
			% increase/
	2009	2008	(decrease)

Revenues	$208.5	$294.5	-29%
Net income	30.0	50.9	-41%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	31.5	59.9	-47%

Total revenue in first quarter 2009 decreased 29% compared with first quarter 2008. This decrease was largely driven by lower sales revenue in the first quarter 2009.

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation decreased by 47%. This decrease was driven by lower income from the sale of assets ($22.3 million), plus certain aircraft impairments ($6.8 million), and the costs relating to airline defaults which occurred in 2008 ($6.4 million).

Revenue breakdown

	Three months ended
	March 31,
			% increase/
	2009	2008	(decrease)

Lease revenue:
Basic lease rents	$141.4	$126.5	12%
Maintenance rents	12.6	$9.2	37%
End-of-lease compensation and other receipts	7.2	$8.2	-12%
Lease revenue	$161.2	$143.9	12%
Sales revenue	41.7	142.5	-71%
Management fees and interest income	5.4	8.0	-33%
Other revenue	0.2	0.1	100%
Total revenue	$208.5	$294.5	-29%

Basic lease rents continue to increase when compared to prior periods as a result of our growing asset base. The increase in basic lease rents was reduced by the impact from decreasing interest rates on floating rate lease rentals between the periods. However, the decrease in basic lease rents on floating rate leases was offset by lower interest costs on the debt associated with the floating rate leases. While basic lease rents for the first quarter 2009 increased 12% compared to first quarter 2008 to $141.4 million, interest expense excluding the impact of mark-to-market of interest rate caps decreased 29% compared with first quarter 2008 to $28.9 million, as shown in the table below. We refer to the difference in these amounts of $112.5 million as net spread, which increased 31% in first quarter 2009 over the same period in 2008. Our average lease assets increased by 26% to $4.1 billion compared to first quarter 2008.

	Three months ended
	December 31,
			% increase/
	2009	2008	(decrease)

Basic lease rents	$141.4	$126.5	12%

Interest on debt	$29.5	$49.6	-41%
Plus: mark-to-market of interest rate caps	(0.6)	(8.7)	-93%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$28.9	$40.9	-29%

Net Spread	$112.5	$85.6	31%

Maintenance related revenues including end-of-lease compensation increased $2.4 million in first quarter 2009 to $19.8 million from $17.4 million in first quarter 2008. Of these amounts collected in the first quarter 2009, $7.2 million were payments made by lessees in order to fulfill the contractual return conditions of the lease on certain returned aircraft. However, the receipt of these payments triggered corresponding impairments on these aircraft of $7.2 million (refer to expense section of income statement).

Effective tax rate

AerCap’s blended effective tax rate during the first quarter 2009 was 5.2%, consisting of 2.3% for AerCap’s aircraft business and 34.8% for AerCap’s engine and parts business. The blended effective tax rate in 2008 was positive 0.3% (income).

Financial position

			% Increase
	March 31,	March 31,	over
	2009	2008	March 31, 2008

Flight equipment held for lease	$4,204.7	$3,279.2	28%
Total assets	5,790.1	4,594.7	26%
Total liabilities	4,629.1	3,561.2	30%
Total equity	1,161.0	1,033.5	12%

As of March 31, 2009, AerCap’s portfolio consisted of 295 aircraft and 78 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding the mark-to-market on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income. AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods. AerCap uses interest rate caps to allow it to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts. AerCap does not apply hedge accounting to its interest rate caps. As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three month periods ended March 31, 2009 and 2008:

	Three months ended
	March 31,
			% increase/
	2009	2008	(decrease)

Net income	$30.0	$50.9	-41%
Plus: mark-to-market of interest rate caps, net of tax	0.7	7.6	-91%
share-based compensation, net of tax	0.8	1.4	-43%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$31.5	$59.9	-47%

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread. This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. AerCap believes this measure provides investors a better way to understand the changes and trends related to the earnings of its leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps for hedging purposes. The reconciliation of net spread to basic lease rents for the three month periods ended March 31, 2009 and 2008 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Thursday, May 7, 2009 at 9: 30 am Eastern Time / 3: 30 pm Central European Time. The call can be accessed live by dialing 888-935-4577 (US/Canada – toll free) or +1-718-354-1390 (International) at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call. A replay of the call will be available beginning at 10: 30 am Eastern Time / 4: 30 pm Central European Time on May 7, 2009 and continuing through June 3, 2009. To access the recording, call 866-239-0765 (US/Canada – toll free) or +1-718-354-1112 (International) and enter passcode 1285154. The replay will be archived in the “Investor Relations” section of the Company’s website for one year.

To participate in the event, please register at: www.sharedvalue.net/aercap/q1_2009

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0) 20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	March 31, 2009		December 31, 2008	March 31, 2008

Assets
Cash and cash equivalents	$175,081		$193,563	$197,170
Restricted cash	144,954		113,397	127,150
Trade receivables, net of provisions	46,657		43,649	64,969
Flight equipment held for operating leases, net	4,204,749		3,989,629	3,279,244
Flight equipment held for sale	76,566		—	51,857
Net investment in direct finance leases	30,152		30,571	—
Notes receivables, net of provisions	127,440		134,067	199,037
Prepayments on flight equipment	539,572		448,945	284,368
Investments	18,678		18,678	11,678
Goodwill	6,776		6,776	6,776
Intangibles, net	42,309		47,099	45,427
Inventory	94,148		102,879	83,469
Derivative assets	19,631		19,352	18,896
Deferred income taxes	81,231		82,471	82,392
Other assets	182,134		179,750	142,217
Total Assets	$5,790,078		$5,410,826	$4,594,650

Liabilities and Equity

Accounts payable	$24,246		$7,510	$9,246
Accrued expenses and other liabilities	81,213		104,750	87,294
Accrued maintenance liability	207,042		202,834	261,948
Lessee deposit liability	102,397		98,584	89,197
Debt	4,133,991	*	3,790,487	3,044,462
Accrual for onerous contracts	28,496		33,306	28,378
Deferred revenue	40,133		34,922	35,663
Derivative liabilities	11,557		12,378	—
Deferred income taxes	—		—	4,997
Total liabilities	4,629,075		4,284,771	3,561,185

Share capital	699		699	699
Additional paid-in capital	635,406		609,327	604,105
Retained earnings	528,964		499,011	398,082
Total AerCap Holdings N.V. shareholders’ equity	1,165,069		1,109,037	1,002,886
Noncontrolling interest	(4,066)		17,018	30,579
Total Equity	1,161,003		1,126,055	1,033,465

Total Liabilities and Equity	$5,790,078		$5,410,826	$4,594,650

* Includes $63.1 million of subordinated debt received from our joint venture partner relating to the TUI portfolio acquisition

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended March 31,
	2009	2008

Revenues
Lease revenue	$161,213	$143,856
Sales revenue	41,717	142,463
Interest revenue	2,621	4,877
Management fee revenue	2,741	3,174
Other revenue	210	163
Total Revenues	208,502	294,533

Expenses
Depreciation	51,247	38,475
Asset impairment	7,217	—
Cost of goods sold	33,824	110,019
Interest on debt	29,486	49,596
Operating lease in costs	3,314	3,640
Leasing expenses	19,161	6,390
Provision for doubtful notes and accounts receivable	1,232	548
Selling, general and administrative expenses	27,213	30,622
Total Expenses	172,694	239,290

Income from continuing operations before income taxes	35,808	55,243

Provision for income taxes	(1,860)	(4,570)

Net income	33,948	50,673

Net (income) loss attributable to noncontrolling interest	(3,994)	203

Net Income attributable to AerCap Holdings N.V.	$29,954	$50,876

Basic and diluted earnings per share	0.35	0.60

Weighted average shares outstanding - basic and diluted	85,036,957	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2009	2008

Net income	33,948	50,673
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	51,247	38,474
Asset impairment	7,217	—
Amortisation of debt issuance cost	3,834	3,392
Amortisation of intangibles	4,790	3,504
Provision for doubtful notes and accounts receivable	1,232	548
Capitalised interest on pre-delivery payments	(371)	(669)
Gain on disposal of assets	448	(22,949)
Change in fair value of derivative instruments	(1,002)	2,867
Deferred taxes	1,241	4,434
Share-based compensation	1,002	1,636
Changes in assets and liabilities
Trade receivables and notes receivable, net	4,284	(20,240)
Inventories	14,484	10,473
Other assets	(4,188)	(1,546)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(11,930)	(3,721)
Deferred revenue	5,212	2,090
Net cash provided by operating activities	111,448	68,966

Purchase of flight equipment	(288,087)	(234,904)
Proceeds from sale/disposal of assets	1,792	83,487
Prepayments on flight equipment	(158,504)	(72,445)
Purchase of intangibles	—	(8,627)
Movement in restricted cash	(31,557)	(32,078)
Net cash used in investing activities	(476,356)	(264,567)

Issuance of debt	445,700	278,081
Repayment of debt	(96,485)	(126,363)
Debt issuance costs paid	(3,370)	(367)
Net cash provided by financing activities	345,845	151,351

Net (decrease) increase in cash and cash equivalents	(19,063)	(44,250)
Effect of exchange rate changes	581	(316)
Cash and cash equivalents at beginning of period	193,563	241,736
Cash and cash equivalents at end of period	175,081	197,170